Exhibit 8.1

Law Offices
Silver, Freedman & Taff, L.L.P.
A Limited Liability Partnership Including Professional Corporations

1700 WISCONSIN AVENUE, N.W.
TELECOPIER NUMBER	WASHINGTON, D.C. 20007	WRITER’S DIRECT DIAL #
(202) 337-5502	(202) 295-4500	(202) 295-4503
WWW.SFTLAW.COM

September 20, 2007

Board of Directors
Home Federal MHC
Home Federal Bancorp, Inc.
Home Federal Bank
500 12th Avenue South
Nampa, Idaho 83651

Ladies and Gentlemen:

You have asked our opinion regarding certain federal income tax consequences of the proposed transactions (collectively, the “Conversion and Reorganization”), more fully described below, pursuant to which Home Federal MHC (“Mutual Holding Company”), a federally-chartered mutual holding company, will convert to the stock form of organization and Home Federal Bancorp, Inc. (“Holding Company”), a Maryland stock corporation, will become the owner of 100 percent of the stock of Home Federal Bank (“Savings Bank”), a federally-chartered stock savings bank. We are rendering this opinion pursuant to Section III K. of the Plan of Conversion and Reorganization, as amended (the “Plan”) adopted by the Board of Directors of Mutual Holding Company, Savings Bank and Home Federal Bancorp, Inc. (“Mid-Tier Holding Company”), a federally-chartered stock corporation, who currently owns 100 percent of the stock of the Savings Bank. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

The Conversion and Reorganization will be effected, pursuant to the Plan, as follows:

1.          Savings Bank will form Holding Company as a first tier subsidiary.

2.          Holding Company will form Interim Three, a federal interim stock savings bank, as a first tier subsidiary.

3.          Mutual Holding Company will convert to Interim Two, a federal interim stock savings bank.

4.          Mid-Tier Holding Company will convert to Interim One, a federal interim stock savings bank, and simultaneously merge with and into the Savings Bank (the “Mid-Tier Holding Merger”). In the Mid-Tier Holding Merger, Interim Two (formerly Mutual Holding Company) will receive, and the Minority Stockholders shall constructively receive, in each case in exchange

September 20, 2007

for their shares of Interim One common stock (i.e. Mid-Tier Holding Company Common Stock), shares of common stock in Savings Bank, representing identical ownership to their previous ownership of Interim One (formerly Mid-Tier Holding Company). All shares of Mid-Tier Holding Company Common Stock owned by Interim Two (formerly Mutual Holding Company) will be, and all shares of Mid-Tier Holding Company Common Stock owned by the Minority Stockholders shall be deemed to be, extinguished in the Mid-Tier Holding Company Merger.

5.          Interim Two (formerly Mutual Holding Company) will merge with and into Savings Bank (the “MHC Merger”). In the MHC Merger, the shares of Savings Bank common stock held by Interim Two (formerly Mutual Holding Company) will be cancelled in exchange for interests granted to Eligible Account Holders and Supplemental Account Holders in the liquidation account to be established by Savings Bank pursuant to Section XIII of the Plan.

6.          Interim Three will merger with and into Savings Bank (the “Holding Company Merger”). In the Holding Company Merger, (a) Savings Bank common stock constructively received by the Minority Stockholders in the Mid-Tier Holding Company Merger will be converted into shares of Holding Company Common Stock (and cash in lieu of any fractional share interest) based upon the Exchange Ratio, which is designed to assure that the Minority Stockholders will own in the aggregate after completion of the Conversion and Reorganization the same percentage of Holding Company Common Stock as the percentage of Mid-Tier Holding Company Common Stock owned by them immediately prior to the Mid-Tier Holding Company Merger, and before giving effect to: (i) cash paid in lieu of any fractional shares of Holding Company Common Stock and (ii) shares of Conversion Stock purchased by Minority Stockholders in the Offerings; and (b) Interim Three common stock held by Holding Company will be converted into shares of common stock of Savings Bank, resulting in Holding Company owning 100 percent of the stock of Savings Bank.

7.          Holding Company will issue Conversion Stock in the Offerings.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan, the Prospectus, in the form to be initially filed with the SEC, and of such corporate records of the Primary Parties as we have deemed appropriate. We have also relied, without independent verification, upon the factual representations of the Primary Parties included in a Tax Representation Letter dated as of September 20, 2007. We have assumed that such representations are true and that the Primary Parties as well as Holding Company and Interim Three will act in accordance with the Plan, and that the Plan and all documents entered into to effect the transactions contemplated by the Plan have been duly adopted or approved by all required action and that each of the mergers described above will be consummated as a statutory merger resulting in the consequences described above. We express no opinion concerning the effects, if any, of variations from the foregoing.

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, current administrative rulings, notices, procedures and court decisions.

September 20, 2007

Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change after the date hereof.

Based upon and subject to the foregoing, it is our opinion for federal income tax purposes, as follows:

1.          The conversion of Mutual Holding Company from a federal mutual holding company to a federal interim stock savings institution will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code, and no gain or loss will be reorganized by Mutual Holding Company or Interim Two by reason of such conversion.

2.          The conversion of Mid-Tier Holding Company from a federal stock holding company to a federal interim stock savings institution will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code, and no gain or loss will be recognized by Mid-Tier Holding Company or Interim One by reason of such conversion.

3.          Each of the Mid-Tier Holding Company Merger and the MHC Merger will qualify as a “reorganization” under Section 368(a)(1)(A) of the Code; Interim One (formerly Mid-Tier Holding Company) or Interim Two (formerly Mutual Holding Company), as applicable, and Savings Bank will be a party to a “reorganization” as described in Section 368(b) of the Code; and no gain or loss will be recognized by any party to the Mid-Tier Holding Company Merger or the MHC Merger or any of their respective stockholders and equity holders by reason of such merger, including the receipt of an interest in the liquidation account of Savings Bank by Eligible Account Holders and Supplemental Eligible Account Holders.

4.          The Holding Company Merger will qualify as a “reorganization” under 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(E) of the Code; each of Interim Three, Savings Bank and Holding Company will be a party to a “reorganization” as described in Section 368(b) of the Code; and no gain or loss will be recognized by Interim Three, Savings Bank, Holding Company, or the Minority Stockholders by reason of such merger.

5.          Each Minority Stockholder’s aggregate tax basis in the shares of Holding Company Common Stock received in the Holding Company Merger will be the same as the aggregate tax basis of his shares of Mid-Tier Holding Company Common Stock constructively surrendered and exchanged in the Mid-Tier Holding Company Merger, before giving effect to any payment of cash in lieu of a fractional share interest in Holding Company Common Stock.

6.          No income will be recognized by Holding Company on the distribution of Subscription Rights unless the issuance of the Subscription Rights results in gain to recipients thereof. It is more likely than not that no income will be recognized by Holding Company on the distribution of Subscription Rights.

September 20, 2007

7.          It is more likely than not that the fair market value of the Subscription Rights is zero. Thus, it is more likely than not that no gain will be recognized by Eligible Account Holders, Supplemental Account Holders or other Members upon their receipt of Subscription Rights. Gain, if any, realized by the aforesaid account holders and members will not exceed the fair market value of the Subscription Rights received. If gain is recognized by account holders and members upon the distribution to them of Subscription Rights, the Holding Company could also recognize income on the distribution of Subscription Rights. No gain will be recognized by the recipients of Subscription Rights or Holding Company upon the exercise of Subscription Rights.

8.          No gain will be recognized by Holding Company upon the issuance of Conversion Stock in exchange for cash in the Offerings.

9.          The holding period for shares of Conversion Stock purchased pursuant to the exercise of Subscription Rights shall begin on the date of completion of the Offerings; and the holding period for other shares of Conversion Stock purchased in the Offerings will begin on the date of purchase.

Our opinions in paragraphs 6 and 7 are based upon the conclusion that the Subscription Rights have a fair market value of zero, which is supported by the letter issued to you by the Independent Appraiser dated September 14, 2007 in connection with the Offerings. Independent of the letter referred to in the preceding sentence, we believe that the Subscription Rights do not have any market value because they are granted without cost to recipients, are non-transferable, of short duration, and only entitle recipients to purchase Conversion Stock at the same price to be paid by the general public in the Direct Community Offering or Syndicated Community Offering. Although the Internal Revenue Service will not issue rulings on whether the Subscription Rights have a market value, we are not aware of the Internal Revenue Service claiming or asserting in any similar transaction that subscription rights of the type described above have any market value. Since there are no definitive judicial or administrative precedents or official Internal Revenue Service or Treasury position or guidance on this matter, our opinions in paragraphs 6 and 7 are reasoned conclusions instead of absolute conclusions. More likely than not means there is a greater than fifty percent likelihood that our conclusions are correct.

We hereby consent to the filing of this opinion as an exhibit to Holding Company’s regulatory filings and applications seeking approval of the stock issuance from the OTS and to Holding Company’s Registration Statement on Form S-1 as filed with the SEC.

Sincerely,

SILVER, FREEDMAN & TAFF, L.L.P.

BY:	/s/ SILVER, FREEDMAN & TAFF, L.L.P.